OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD SELLS FOUR NEVADA PROPERTIES

Vancouver, BC, Canada –March 2, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has on February 27, 2015, signed a purchase and sale agreement with European Uranium Resources Ltd. (“EUU”) to sell a 100% interest in Miranda’s Mustang, Iron Point and Kibby Flat projects (the “Properties”) and the assignment and assumption of Miranda’s mining lease on the Red Hill project (the “Lease”), all located in Nevada (the “Agreement”).

Prior to closing the Agreement, EUU intends to consolidate its shares on an up to 4 old for 1 new basis and change its name to Reyes Resources Inc. Immediately after the shares are consolidated, EUU intends to concurrently settle certain debts with shares, close a non-brokered part-and-parcel private placement financing to raise a minimum of $1,000,000 and up to $2,000,000 (the “Ancillary Transactions”) and concurrently close the Agreement.

Closing of the Agreement is conditional on closing of the Ancillary Transactions. On closing the Agreement, EUU will issue to Miranda 8% of the then issued and outstanding shares of EUU after that issue, and following the closing of the Ancillary Transactions. On closing the Agreement Miranda will transfer the Properties to EUU and execute the assumption and assignment of the Lease to EUU. Miranda will retain a 2% net smelter returns royalty (“NSR”) on each of the Mustang, Iron Point and Kibby Flat projects and a 1% NSR on the Red Hill project. Pursuant to the Agreement, EUU will be obligated to complete a drill program on one of the four properties within the first agreement year at a cost of not less than US$150,000 and payment of the May 27, 2015 advance minimum royalty payment pursuant to the Lease.

Ken Cunningham, President and CEO of Miranda stated, “Miranda had decided to try and monetize its remaining Nevada holdings in order to focus on Colombia. This decision was made not because we no longer believe Nevada will yield discoveries but rather we feel that in the current market we need to focus on one jurisdiction and we believe that the immature nature of Colombian exploration coupled with its rich mineral endowment will provide the fastest route to success for Miranda. This Agreement allows Miranda to retain the upside in the Properties and the Lease by an equity interest in EUU and the retention of a royalty interest in all four properties.”

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.